Exhibit 99.26

American Rebel Light Beer Roars Back to Eldora Speedway For The 42nd Annual Kings Royal Race Week

One Year Later, America’s Patriotic Beer Returns to Eldora Speedway - Bigger, Bolder, and Still Raising a Cold Beer to Hardcore Racing Fans

NASHVILLE, TN, July 18, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Beer (americanrebelbeer.com) and a designer, manufacturer, and marketer of branded safes (championsafe.com), personal security and self-defense products and apparel, is revved up to return to Eldora Speedway for the 42nd Annual Kings Royal Race Week. Known for high horsepower, heart-pounding action, and some of the most passionate racing fans in the country, Eldora provides the perfect backdrop for America’s Patriotic Beer to connect with its growing base of freedom-loving consumers. American Rebel Light Beer is proud to be in the mix as fans raise a cold one to celebrate grit, speed, and the American spirit.

From the Track to the Stage – American Rebel Light Beer is Building Brand Loyalty at the Heart of Americana. “Where Freedom Lives, American Rebel Pours”

American Rebel Light Beer is committed to building its brand at the grassroots level by showing up where patriotic Americans live, play, and celebrate their freedom. Authentic venues like Eldora Speedway—and similar motorsports and music destinations—are not just event spaces; they are cultural gathering points for our like-minded consumers. These fans embody the same values that define our brand: grit, loyalty, and unapologetic patriotism. By aligning with high-energy, Americana-rich events, we continue to drive exposure, foster brand loyalty, and grow our community of freedom-loving beer drinkers. We don’t just advertise to our customers—we meet them in the dirt, the stands, and the pit row with an ice-cold can of American Rebel Light in hand.

“Rebel Light (Beer) is back at Eldora—and this year, we’re louder, prouder, and packing even more punch,” said Andy Ross, CEO of American Rebel Holdings. “American Rebel Light Beer is America’s Patriotic, God-Fearing, Constitution-Loving, National Anthem Singing, Stand-Your-Ground Beer that Eldora’s die-hard race fans embraced with open arms. Last year was electric. This year, we’re redlining the throttle—with more brand horsepower, more ice-cold beer, and more American pride than ever before. This is where freedom lives—and we’re proud to be pouring it right in the heart of racing country”

Established in 1954 by racing pioneer Earl Baltes, Eldora Speedway (eldoraspeedway.com) quickly became a cornerstone of American dirt track racing. In 2004, three-time NASCAR Cup Series Champion Tony Stewart purchased the track, bringing his deep passion for grassroots motorsports to one of the sport’s most revered venues. Under Stewart’s ownership, Eldora entered a new era—hosting marquee events like the Kings Royal, World 100, and Dirt Late Model Dream, while undergoing major upgrades to elevate the fan and driver experience.

Stewart doesn’t just own Eldora—he raced it, lived it, and transformed it. His leadership helped solidify the track’s reputation as the beating heart of dirt racing in America. Today, as proud sponsors of Tony Stewart Racing, American Rebel Light Beer stands alongside a team and a legacy that reflect the same bold, unapologetic spirit found in every can of Rebel Light.

“Eldora isn’t just a race—it’s a ritual,” said Todd Porter, President of American Rebel Beverage. “It’s where fans come to celebrate grit, loyalty, and the kind of Americana that’s in our DNA. We’re proud to be part of the Kings Royal legacy and deliver a beer that reflects those values in every pour.”

America’s Fastest-Growing Patriotic Beer – American Rebel Light

Race fans in attendance at Eldora Speedway will once again have the opportunity to raise a cold American Rebel Light Beer, the 4.3% ABV light lager that’s smooth-drinking, all-natural, and brewed without corn, rice, or sweeteners. Available in 12 oz 12-packs and 16 oz Tall Boys, it’s the beer of choice for freedom-loving fans coast to coast.

Join American Rebel Light Beer Trackside at Eldora Speedway on Friday July 17, 2025 and Saturday July 18, 2025

●	Free American Rebel swag
●	16oz Tall Boys for $3 (21+)
●	American Rebel Promotional Team will be out Celebreating Life, Celebrating Freedom and Celebrating Beer!

About American Rebel Light Beer

American Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

America’s Patriotic, God-Fearing, Constitution Loving, National Anthem Signing, Stand Your Ground Beer, American Rebel Light, is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion.

Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia and now Mississippi. For more information about the launch events and the availability of American Rebel Beer, please visit americanrebelbeer.com or follow us on social media platforms (@AmericanRebelBeer).

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Light Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit americanrebelbeer.com. For investor information, visit americanrebel.com/investor-relations.

Watch the American Rebel Story as told by our CEO Andy Ross visit The American Rebel Story

Media Inquiries:

Matt Sheldon

Matt@Precisionpr.co

917-280-7329

American Rebel Holdings, Inc.

info@americanrebel.com

ir@americanrebel.com

Distribution Opportunities

Todd Porter

President, American Rebel Beverage

tporter@americanrebelbeer.com

Investor Relations

ir@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of our continued sponsorship of high profile events, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2025.

Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.